(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited and expressed in Canadian Dollars)

FOR THE THREE AND NINE MONTHS ENDED
MARCH 31, 2007

Goldbelt Resources Ltd.
(An Exploration Stage Company)
Consolidated Balance Sheets
As at March 31, 2007 and June 30, 2006
(Unaudited and expressed in Canadian Dollars)

	March 31	June 30
	2007	2006
	$	$
ASSETS
Current
Cash	528,000	494,181
Short term investments (Note 2)	7,450,000	5,625,000
Receivables	678,874	51,284
Deposits and prepaid expenses (Note 3)	292,913	65,746

	8,949,787	6,236,211
Process plant deposit (Note 3)	-	187,301
Plant and equipment (Note 3)	2,418,698	200,622
Mineral properties (Note 4)	18,286,178	14,057,360

	29,654,663	20,681,494

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	748,408	370,009

Shareholders equity
Capital stock (Note 5)	34,044,821	23,242,232
Contributed surplus (Note 5)	2,410,250	1,740,524
Deficit	(7,548,816)	(4,671,271)

	28,906,255	20,311,485

	29,654,663	20,681,494

Nature of operations and going concern (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

Goldbelt Resources Ltd.
(An Exploration Stage Company)
Consolidated Statements of Operations and Deficit
For the three and nine month periods ended March 31, 2007 and 2006
(Unaudited and expressed in Canadian Dollars)

	3 months ended March 31		9 months ended March 31		Cumulative from
	2007	2006	2007	2006	July 1, 2004
	$	$	$	$	$

Expenses
Professional fees	98,110	90,904	200,858	215,578	802,816
Travel and promotion	189,598	315,267	530,557	507,380	1,554,891
Stock-based compensation	222,630	506,464	610,417	925,590	2,239,895
Consulting fees	36,961	56,593	193,488	155,480	640,392
Salaries and benefits	287,549	155,415	614,213	412,492	1,270,996
Transfer agent and filing fees	116,265	32,809	134,638	36,402	297,925
Shareholder relations	73,869	28,354	390,453	157,013	855,968
Office and occupancy costs	147,168	39,502	235,913	108,995	430,390
Telecommunications	22,159	8,587	44,363	32,494	99,634
Directors fees	19,064	11,000	93,631	15,893	120,027
Amortization	9,576	4,503	19,926	12,141	38,487

Loss before other items	(1,222,949)	(1,249,398)	(3,068,457)	(2,579,458)	(8,351,421)

Other income
Foreign exchange gain (loss)	3,160	(2,349)	(32,285)	107,455	129,049
Interest income	58,645	6,444	223,198	59,828	295,693
	61,805	4,095	190,913	167,283	424,742
Loss for the period	(1,161,144)	(1,245,303)	(2,877,544)	(2,412,175)	(7,926,679)

Deficit, beginning of period	(6,387,672)	(2,525,528)	(4,671,272)	(1,358,656)

Deficit, end of period	(7,548,816)	(3,770,831)	(7,548,816)	(3,770,831)

Loss per common share
Basic and diluted	(0.02)	(0.03)	(0.05)	(0.07)

Weighted average number of common shares
Basic and diluted	64,188,583	38,878,937	59,236,329	35,689,420

The accompanying notes are an integral part of these consolidated financial statements

Goldbelt Resources Ltd.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
For the three and nine month periods ended March 31, 2007 and 2006
(Unaudited and expressed in Canadian Dollars)

	3 months ended March 31		9 months ended March 31		Cumulative from
	2007	2006	2007	2006	July 1, 2004
	$	$	$	$	$
Operating activities
Loss for the period	(1,161,144)	(1,245,303)	(2,877,544)	(2,412,175)	(7,926,679)
Items not affecting cash:
Amortization	9,576	4,503	19,926	12,141	38,487
Stock-based compensation	222,630	506,464	610,417	925,590	2,239,895
Loss (gain) on foreign exchange	(5,105)	1,891	32,960	(94,606)	(109,927)

Changes in non-cash working capital items:
Decrease (increase) in accounts receivable	(33,481)	13,253	(76,198)	(18,513)	(93,225)
Decrease (increase) in deposits and
prepaid expenses	52,076	(22,132)	(18,946)	(44,901)	(58,359)
Increase (decrease) in accounts payable
and accrued liabilities	8,871	(7,453)	112,395	(498,766)	145,590

Net cash used in operating activities	(906,577)	(748,777)	(2,196,990)	(2,131,230)	(5,764,218)

Investing activities
Acquisition of mineral properties	(1,029,721)	(902,147)	(4,267,225)	(3,020,979)	(8,789,982)
Acquisition of plant and equipment	(217,732)	(13,027)	(2,538,864)	(86,449)	(2,945,104)
Acquisition of subsidiaries	-	-	-	-	(2,183,225)
Short-term investments	2,000,000	(1,264,800)	(1,825,000)	2,611,200	(7,450,000)

Net cash provided by (used in)
investing activities	752,547	(2,179,974)	(8,631,089)	(496,228)	(21,368,311)

Financing activities
Proceeds on issuance of capital stock	524,292	2,951,467	11,546,427	2,974,500	28,154,921
Share issue costs	-	(76,949)	(684,529)	(76,949)	(1,552,983)

Net cash provided by financing activities	524,292	2,874,518	10,861,898	2,897,551	26,601,938

Increase (decrease) in cash	370,262	(54,233)	33,819	270,093	(530,591)

Cash, beginning of period	157,738	429,088	494,181	104,762	1,058,591

Cash, end of period	528,000	374,855	528,000	374,855	528,000

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

Goldbelt Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the three and nine month periods ended March 31, 2007 and 2006
(Unaudited and expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Goldbelt Resources Ltd. (the Company or Goldbelt), as of March 31, 2007 was a Tier 1 listed company on the TSX Venture Exchange (TSX-V). On April 10, 2007, the Company commenced trading on the Toronto Stock Exchange (TSX).

These unaudited consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of computation as the most recent annual financial statements for the year ended June 30, 2006. In the opinion of management all adjustments required for a fair and consistent preparation are included in these financial statements in accordance with the accounting principles of the Company. They do not include all the information and disclosure required by Canadian generally accepted accounting principles for annual financial statements. These consolidated financial statements should be read in conjunction with the Companys audited annual consolidated financial statements and notes for the year ended June 30, 2006.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

To date, the Company has not earned any revenues from its mineral properties and has commenced a final feasibility study. The Company is considered to be in the exploratory stage and is subject to the risks and challenges similar to other companies in that stage of development. These risks include, but are not limited to, the dependence on key individuals, successful discovery of economically recoverable reserves, the preservation of the Companys interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties, and the future profitable production therefrom or alternatively upon the Companys ability to dispose of its interests on an advantageous basis and continue as a going concern.

There is no assurance that these initiatives will be successful and as a result there is substantial doubt regarding the going concern assumption. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

In addition, the properties may be subject to sovereign risk, including political and economic instability, government regulations relating to mining, currency fluctuations and local inflation. Changes in future conditions could require material writedowns of the carrying values.

The Company has adopted CICA Accounting Guideline AcG 11 Enterprises in the Development Stage which encourages disclosure of cumulative balances during the pre-operating period in the income statement and cash flow statement. The disclosure of cumulative information in the income statement and statement of cash flows reflect the Companys operations from July 1, 2004, at which time the Company commenced the acquisition, exploration and proposed development of its existing mineral exploration properties in Burkina Faso.

Goldbelt Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the three and nine month periods ended March 31, 2007 and 2006
(Unaudited and expressed in Canadian Dollars)

2.        SHORT TERM INVESTMENTS

Short term investments consist of government investment certificates with weighted average interest rates of 2.4% and maturities up to November 2007.

3	.	PLANT AND EQUIPMENT

	March 31	June 30
	2007	2006
	$	$
Cost
Process plant(1)	2,045,015	-
Computer equipment	92,617	38,748
Field equipment	378,655	158,168
Office equipment	59,785	35,830
	2,576,072	232,746

Less: Accumulated amortization
Process plant	-	-
Computer equipment	34,927	10,890
Field equipment	90,626	5,195
Office equipment	31,821	16,039
	157,374	32,124

Net book value
Process plant	2,045,015	-
Computer equipment	57,690	27,858
Field equipment	288,029	152,973
Office equipment	27,964	19,791
	2,418,698	200,622

(1)Process plant

On May 9, 2006, the Company entered into an exclusive option agreement with Tanami Gold NL (Australia) (Tanami) for the purchase of a used gold processing plant currently located near Darwin in the Northern Territory, Australia for A$2,000,000. A non-refundable deposit of $187,301 (A$200,000) was paid on signing the agreement and the balance of $1,587,525 (A$1,800,000) was paid in full in the current period. The Company has incurred $270,189 in expenditures relating to assessment of plant refurbishment and removal.

A refundable security deposit of $180,722 (A$200,000) was paid to Tanami to meet potential removal expenditures incurred by Tanami. The Company is obligated to dismantle this process plant at an estimated cost of approximately $1.2 million.

Goldbelt Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the three and nine month periods ended March 31, 2007 and 2006
(Unaudited and expressed in Canadian Dollars)

4.     MINERAL PROPERTIES

The Company currently owns or is in the process of owning the following licenses in Burkina Faso:

Name and region in Burkina Faso	Description

Inata Gold Project, Northern	Exploitation License
Belahouro, Northern	Exploration Licenses
Hound and Bougouriba, Southwestern	Exploration Licenses

The Company is subject to annual minimum exploration expenditures over the three year term of each license. The total commitment on all existing licenses until their respective expiry dates approximates $5.6 million. All licenses are subject to a government royalty of 3% on gross sales and the Inata Gold Project is subject to an additional royalty of 2.5% payable to a third party.

			Hound
			Bougouriba and
	Inata Project	Belahouro	Ouedogo
	Permit	Permits	Permits	Total
	$	$	$	$

Balance June 30, 2005	9,741,320	-	499,883	10,241,203

Acquisition from Resolute	1,183,613	-	51,681	1,235,294
Assay and sampling	165,311	-	68,308	233,619
Drilling	382,266	-	-	382,266
Environmental studies	93,911	-	746	94,657
Geophysical	14,387	-	-	14,387
General and administrative	321,155	-	60,971	382,126
Hydrogeology	15,442	-	-	15,442
Project engineering	386,915	-	-	386,915
Resource and mine engineering	275,209	-	-	275,209
Salaries and benefits	418,044	4,968	114,924	537,936
Taxes	14,815	24,337	23,618	62,770
Travel and fuel	175,091	-	20,445	195,536
Expenditures in fiscal 2006	3,446,159	29,305	340,693	3,816,157

Balance June 30, 2006	13,187,479	29,305	840,576	14,057,360

Assay and sampling	279,632	91,329	76,155	447,116
Drilling	1,038,834	378,342	247,579	1,664,755
Environmental studies	454	-	-	454
Geophysical	152,452	10,245	-	162,697
General and administrative	312,591	186,472	51,423	550,486
Project engineering	111,759	-	-	111,759
Resource and mine engineering	384,496	13,788	16,763	415,047
Salaries and benefits	421,948	149,859	44,530	616,337
Taxes	14,206	16,449	5,996	36,651
Travel and fuel	118,464	98,171	6,881	223,516

Expenditures in fiscal 2007	2,834,836	944,655	449,327	4,228,818

Balance March 31, 2007	16,022,315	973,960	1,289,903	18,286,178

Goldbelt Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the three and nine month periods ended March 31, 2007 and 2006
(Unaudited and expressed in Canadian Dollars)

5	.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Capital Stock
	Number		Contributed
	of Shares	Amount	Surplus
		$	$
Authorized
Unlimited number of common shares without par value

Balance, June 30, 2005	34,109,552	11,737,625	652,792

Private placement	1,538,462	1,000,000	-
Exercise of warrants	10,588,235	6,882,353	-
Shares issued for mineral properties	1,900,453	1,235,294	-
Shares issued for settlement of debt	1,670,000	1,808,169	-
Exercise of agents compensation warrants	255,398	166,009	-
Exercise of options	660,000	66,000	-
Exercise of agents compensation options	565,647	294,132	-
Stockbased compensation	-	-	1,217,332
Agents compensation	-	-	25,000
Exercise of options	-	154,600	(154,600)
Share issue costs	-	(101,950)	-

Balance, June 30, 2006	51,287,747	23,242,232	1,740,524

Private placement	7,600,000	7,980,000	-
Exercise of warrants	4,714,932	2,944,118	-
Exercise of compensation warrants	457,220	344,174	-
Exercise of agents compensation options	556,749	278,375	-
Stock-based compensation	-	-	610,417
Exercise of options	-	128,691	(128,691)
Agents compensation	-	(188,000)	188,000
Share issue costs	-	(684,769)	-

Balance, March 31, 2007	64,616,648	34,044,821	2,410,250

Private placements

Year ended June 30, 2006
On January 13, 2006, the Company completed a private placement by issuing 1,538,462 common shares at $0.65 per share for gross proceeds of $1,000,000. The Company paid commissions and issuance costs of $76,950; and granted 107,692 common share purchase warrants valued at $25,000 and exercisable at $0.71 per share until January 13, 2007.

 Period to March 31, 2007
On September 27, 2006, the Company completed a private placement by issuing 7,600,000 common shares at $1.05 per share for gross proceeds of $7,980,000. The Company paid commissions and issuance costs of $684,769; and granted 532,000 common share purchase warrants exercisable at $1.17 per share until September 27, 2007.

Goldbelt Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the three and nine month periods ended March 31, 2007 and 2006
(Unaudited and expressed in Canadian Dollars)

5.     CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

The Company recorded a fair value of $188,000 for the 532,000 agents compensation warrants granted using the BlackScholes option pricing model. This amount was recorded as cost of share issue and contributed surplus. The valuation was calculated with the following assumptions: risk free interest rate of 3.9%; annualized volatility factor of the expected market price of the Companys common stock of 80%; expected life of the options of 1 year, and expected dividend yield of 0%.

Stock option plan

	Options		Weighted Average
			Exercise Price
	March 31	June 30	March 31	June 30
	2007	2006	2007	2006
Outstanding, beginning of period	5,110,000	1,985,000	0.67	0.43
Granted	750,000	3,785,000	1.08	0.69
Exercised	-	(660,000)	-	(0.10)
Outstanding, end of period	5,860,000	5,110,000	0.72	0.67

Number		Exercise	Expiry
Fiscal year granted	of Options	Price	Date
		$
2005	375,000	0.48	December 1, 2007
	150,000	0.25	July 12, 2009
	800,000	0.72	March 9, 2010
2006	500,000	0.54	September 26, 2010
	925,000	0.62	November 25, 2010
	1,550,000	0.69	December 16, 2010
	150,000	0.71	January 9, 2011
	660,000	0.89	January 9, 2011
2007	650,000	1.08	February 1, 2017
	100,000	1.08	March 7, 2017

Total	5,860,000

The Company has a stock option plan (the Plan) whereby, from time to time at the discretion of the Board of Directors, stock options are granted to directors, officers, employees and certain consultants to the lesser of 9,000,000 and 10% of the issued common shares. The exercise price of each option is based on the market price of the Companys common stock at the date of grant less an applicable discount, subject to a minimum price of $0.10. The Board of Directors determines the vesting period at their discretion. As at March 31, 2007, options to acquire 5,860,000 common shares were outstanding, of which 5,166,250 were exercisable.

Goldbelt Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the three and nine month periods ended March 31, 2007 and 2006
(Unaudited and expressed in Canadian Dollars)

5.     CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

In fiscal 2006, the Company estimated a fair value of $1,589,700 for the 3,785,000 options granted using the Black-Scholes option pricing model. The valuation was calculated with the following assumptions: weighted average risk free interest rate of 3.9%; annualized volatility factor of the expected market price of the Companys common stock of 70%; expected life of the options of 5 years, and expected dividend yield of 0%. The unamortized balance at June 30, 2006 was $424,803, of which $25,530 and $413,317 was amortized in the three month and nine month period ended March 31, 2007, respectively. The unamortized balance at March 31, 2007 was $11,486.

During the three month period ended March 31, 2007, the Company estimated a fair value of $328,500, net of expected forfeitures, for the 750,000 options granted using the Black-Scholes option pricing model. The valuation was calculated with the following assumptions: weighted average risk free interest rate of 4.0%; annualized volatility factor of the expected market price of the Companys common stock of 70%; expected life of the options of 5 years, and expected dividend yield of 0%. An expense of $197,101 was amortized in the three month and nine month period ended March 31, 2007. The unamortized balance at March 31, 2007 was $131,399.

Warrants and agents compensation options

The following table reflects the continuity of warrants and compensation options to acquire common shares of the Company at March 31, 2007:

	Exercise	Balance						Balance
Expiry Date	Price	June 30,		Issued		Exercised	Cancelled	March 31,
		$2006						2007
March 3, 2007	0.50	1,882,353		-		(1,882,353)	-	-
March 3, 2007	0.65	1,882,353		-		(1,882,353)	-	-
March 3, 2007	1.00	125,000		-		(125,000)	-	-
March 3, 2007	0.65	500		278,374	(2)	(278,374	(500)	-
March 3, 2007	0.50	835,123	(1)	-		(835,123) (2)	-	-
January 13, 2007	0.71	53,846		-		(53,846)	-	-
January 13, 2008	0.65	180,995		-		(180,995)	-	-
January 13, 2008	0.845	180,995		-		(180,995)	-	-
January 17, 2008	0.75	294,118		-		(294,118)	-	-
January 17, 2008	0.98	294,118		-		(294,118)	-	-
September 27, 2007	1.17	-		532,000		-	-	532,000
		5,729,401		810,374		(6,007,275)	(500)	532,000

(1)
The Company issued 1,068,550 units as agents compensation options on the March 3, 2005 private placement. Each agents compensation option is exercisable at $0.50 into one common share and onehalf of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $0.65 until March 3, 2007.

(2)	The amount includes 556,749 common shares and 278,374 whole warrants issued upon exercise of 835,123 agents options.

Goldbelt Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the three and nine month periods ended March 31, 2007 and 2006
(Unaudited and expressed in Canadian Dollars)

6.     RELATED PARTY TRANSACTIONS

The following table discloses the related party transactions, which were measured at the exchange amounts, for the financial periods as follows:

	Type of	3 months ended March 31		9 months ended March 31
Related party	fees	2007	2006	2007	2006
		$	$	$	$

Directors	Consulting	24,000	47,000	98,500	125,000

7	.	SEGMENTED INFORMATION

All of the Companys operations are in the mineral resource exploration industry with its principal business activity in the acquisition and development of mineral resource properties. The Company has mineral resource properties in Burkina Faso, a used processing plant in Australia and office equipment in Canada. Geographic information is as follows:

	March 31	June 30
	2007	2006
	$	$
Equipment and mineral properties:
Burkina Faso	18,619,612	14,234,022
Australia	2,045,015	-
Canada	40,249	23,960
	20,704,876	14,257,982

8	.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant noncash transactions during the nine month period ended March 31, 2007 included issuance of 532,000 (2006: 107,692) agents compensation warrants valued at $188,000 ($25,000) as agents compensation on a private placement (Note 5).

9. COMPARATIVE FIGURES

Certain comparative figures have been reclassified, where necessary, to conform to the current periods presentation.